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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*

                                  Advocat Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                          -------------------------------
                         (Title of Class of Securities)

                                    007586100
                                 --------------
                                 (CUSIP Number)


                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
           10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2008
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 007586100
================================================================================

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Bristol Investment Fund, Ltd.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         Cash
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------

         7.       Sole Voting Power

                  294,834
-------------------------------------------------------------------------------

         8.       Shared Voting Power

-------------------------------------------------------------------------------

         9.       Sole Dispositive Power

                  294,834
-------------------------------------------------------------------------------

         10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         294,834
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [ ]
-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

         5.13%
-------------------------------------------------------------------------------


14.      Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth

Item 4 is amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person provided written notice to the Company on April 2, 2008 (the "Notice") of its nomination of two (2) nominees for election to the Board of Directors of the Company at the 2008 annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). The Notice is attached as an exhibit hereto and incorporated herein by reference.

The Reporting Person reserves the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's shareholders directly or through shareholder proposals, call a special meeting of shareholders, communicate directly with potential acquirers of Issuer, purchase additional Shares, sell some or all of its Shares, nominate candidates for election to the board of directors, or change its intention with respect to any and all matters referred to in this Item 4.

Item 5(a) is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Amendment No. 1 to Schedule 13D, Bristol owns 294,834 Shares, which represents approximately 5.13% of the Shares outstanding, based upon 5,750,787 Shares outstanding as of March 3, 2008 as reported in the Issuer's annual report on Form 10K, as filed with the Securities and Exchange Commission on March 11, 2008.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Letter to Secretary of Company, dated April 2, 2008.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 3, 2008

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler

EXHIBIT 1



                          BRISTOL INVESTMENT FUND LTD.
                        c/o Bristol Capital Advisors, LLC
                         10990 Wilshire Blvd, Suite 1410
                              Los Angeles, CA 90024

                                                                   April 2, 2008

BY FACSIMILE AND EXPRESS MAIL

ADVOCAT INC.
1621 Galleria Blvd.
Brentwood, TN 37027
Attention: L. Glynn Riddle, Jr., Secretary

Dear Mr. Riddle:

         This letter shall serve as notice to Advocat, Inc., a Delaware corporation (the "Company") as to the nomination by Bristol Investment Fund, Ltd. ("Bristol") of two (2) nominees for election to the Board of Directors of the Company at the 2008 annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

         Bristol is the holder of record of 100 shares of the Company's common stock and the beneficial owner of 294,834 shares (inclusive of its record shares). Bristol intends to hold such shares through the date of the Annual Meeting. Paul Kessler, a director of Bristol, shall appear in person as Bristol's representative at the Annual Meeting to submit the business specified in this Notice. Bristol hereby nominates Paul Kessler and Richard McKilligan for election to the Board of the Company. If there is only one seat on the Board for election at the Annual Meeting, Bristol's nomination is limited to Mr. Kessler. Mr. Kessler and Mr. McKilligan are referred to below as "the Nominees."

         The following information relating to Mr. Kessler and Mr. McKilligan is provided in accordance with Section 1.4(b) of the Company's Bylaws:

(I) NAME, AGE, BUSINESS ADDRESS AND RESIDENCE ADDRESS OF EACH OF THE NOMINEES:


         NAME                        AGE             BUSINESS ADDRESS                   RESIDENCE ADDRESS

         Paul Kessler                 47        10990 Wilshire Boulevard Suite      10936 Chalon Road
                                                1410                                Los Angeles, CA 90077
                                                Los Angeles, CA 90024

         Richard McKilligan           44        10990 Wilshire Boulevard            1226 N. Laurel Ave. #208
                                                Suite 1410                          West Hollywood, CA 90046
                                                Los Angeles, CA 90024

(II) PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH OF THE NOMINEES:

         PAUL KESSLER. Since March 2000, Mr. Kessler has been the Principal and Manager of Bristol Capital Advisors, LLC, the investment advisor to Bristol. Mr. Kessler specializes in identifying and structuring investment transactions with emerging growth public companies and directing trading in portfolio securities. Bristol is not an affiliate of the Company.

         RICHARD MCKILLIGAN serves as the General Counsel, Chief Financial Officer and Secretary of Derycz Scientific, Inc. He has held these positions since January 2007. Starting February 2006, Mr. McKilligan joined Bristol Capital Advisors, LLC, as its Counsel. He continues to serve as Counsel for Bristol Capital Advisor, LLC. Mr. McKilligan was an associate attorney with Morgan, Lewis & Bockius, LLP in their New York and London offices from 1998 until January 2006. Mr. McKilligan earned his law degree from Cornell Law School, his MBA from the University of Chicago and his undergraduate degree in Accountancy from the University of Illinois at Urbana-Champaign. Mr. McKilligan is admitted to the Bars of California, New York and Florida. Derycz Scientific is not an affiliate of the Company.

(III) CLASS AND NUMBER OF SHARES OF STOCK OF THE COMPANY'S WHICH ARE BENEFICIALLY OWNED BY EACH OF THE NOMINEES:

                                                 BENEFICIAL OWNERSHIP OF
         NAME                                    COMMON STOCK*
         ----                                    ------------
         Paul Kessler                            294,834

         Richard McKilligan                      None


(IV) OTHER INFORMATION RELATING TO EACH OF THE NOMINEES THAT IS REQUIRED TO BE DISCLOSED IN SOLICITATIONS OF PROXIES FOR THE ELECTION OF DIRECTORS PURSUANT TO REGULATION 14A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED:

         Each of the Nominees has consented to be named as a nominee in any proxy statement filed by Bristol in connection with the solicitation of proxies or written consents for the election of the Nominees to the Company's Board and to serve as a director of the Company, if so elected. Such consents are attached hereto as Exhibit B. Each of the Nominees is a U.S. citizen.

         Please see Exhibit A for information regarding purchases and sales during the past two years by the Bristol in securities of the Company. All of these transactions were open market transactions. Prices are net of brokerage commissions. The Nominees have not purchased or sold any securities in the Company in the past two years, except to the extent that Mr. Kessler may be deemed to beneficially own shares purchased or sold by Bristol.

         Because the Company has not yet publicly announced a record date, all information regarding share ownership in this Notice as of the date of the Notice.

------------------------------

* As the manager for Bristol Capital Advisors, LLC, investment manager of Bristol, Mr. Kessler is deemed to beneficially own the 294,834 Shares owned by Bristol. Mr. Kessler disclaims beneficial ownership of the Shares held by Bristol.

         Except as set forth in this Notice (including the Exhibits attached hereto), (i) during the last 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; and (x) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. There are no material proceedings to which any Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Exchange Act ("Reg. S-K") occurred during the past five years. Each of the Nominees is independent under the independence standards set forth in Item 407(a)(1) of Reg. S-K. Because the Nominees have not served on the Board of the Company, the disclosure contemplated by Items 407(b)-(e) of Reg. S-K does not apply.

         Information concerning Bristol Investment Fund, Ltd. is set forth below.

(I) NAME AND ADDRESS, AS BELIEVED TO APPEAR ON THE COMPANY'S BOOKS, OF THE STOCKHOLDER GIVING THE NOTICE IS AS FOLLOWS:

         NAME                               ADDRESS

         Bristol Investment Fund, Ltd.      c/o Bristol Capital Advisors, LLC
                                            10990 Wilshire Boulevard, Suite 1410
                                            Los Angeles, CA 90024

(II) CLASS AND NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY WHICH ARE OWNED BENEFICIALLY AND OF RECORD BY THE STOCKHOLDER GIVING THE NOTICE:

         NAME                               BENEFICIAL OWNERSHIP

         Bristol Investment Fund, Ltd.      294,834 shares of Common Stock,
                                            100 shares held of record

(III) REPRESENTATION BY THE STOCKHOLDER GIVING THE NOTICE.

Bristol hereby represents that it (i) is a holder of record of 100 shares of Common Stock of the Company, (ii) is entitled to vote at the Annual Meeting and
(iii) intends to appear in person or by proxy to nominate the Nominees at the Annual Meeting.

Bristol does not have a substantial interest in any matters to be acted upon at the Annual Meeting except as otherwise set forth herein.

Please address any correspondence to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Thomas J. Fleming, Esq., telephone (212) 451-2289, facsimile (212) 451-2222. The giving of this Notice is not an admission that any procedures for notice concerning the nomination of directors to the Company Board are legal, valid or binding, and Bristol reserves the right to challenge their validity.

                                              BRISTOL INVESTMENT FUND, LTD.

                                              By:  /s/ Paul Kessler
                                                 ------------------------------
                                                     Paul Kessler
                                                     Director

                                    EXHIBIT A

                    TRANSACTION IN SECURITIES OF THE COMPANY
                            DURING THE PAST TWO YEARS

                   ----------------- ---------------- ---------------
                         Date            Shares        Cost / Share
                   ----------------- ---------------- ---------------
                       6/8/2006          25,000         $14.01573
                      6/12/2006          (2,200)        $15.30230
                      6/13/2006          20,000         $12.82600
                      6/14/2006           5,471         $12.37900
                      6/16/2006          11,800         $14.21390
                      7/11/2006          22,700         $14.81560
                      7/13/2006          10,000         $14.29740
                      7/14/2006          14,500         $14.04970
                      7/17/2006          10,000         $14.00313
                      7/17/2006           (200)         $14.00313
                      7/21/2006           4,700         $13.89040
                      7/24/2006           3,490         $13.88420
                      7/25/2006          10,300         $13.73640
                      8/16/2006          20,000         $14.22330
                      8/17/2006           3,800         $13.58950
                       3/2/2007          50,000         $12.89790
                       3/7/2007          17,500         $11.57880
                      3/12/2007          20,000         $11.09820
                      3/13/2007          10,000         $11.06500
                      3/14/2007              86         $11.10000
                      4/11/2007           4,700         $12.83360
                      7/26/2007           1,700         $10.09880
                      7/27/2007          15,000          $9.72100
                      7/31/2007           4,217         $10.30440
                      1/28/2008          12,270         $10.96710

                                    EXHIBIT B

         I, Paul Kessler, hereby consent to being named as a nominee for election as a director of Advocat Inc. (the "Company") in the proxy statement for the next annual meeting of the Company's stockholders and to serve as a director of the Company if elected.



                                                  ---------------------------
                                                  PAUL KESSLER




         I, Richard McKilligan, hereby consent to being named as a nominee for election as a director of Advocat Inc. (the "Company") in the proxy statement for the next annual meeting of the Company's stockholders and to serve as a director of the Company if elected.



                                                  ---------------------------
                                                  RICHARD MCKILLIGAN